Exhibit 4.28

BONUS AGREEMENT

This AGREEMENT (“Agreement’’) is dated as of August 16, 2017 between IMMUDYNE, INC., a Delaware corporation (the “Company”), and Brian Schreiber DBA BV Global Fulfillment, LLC (“Independent Contractor’’). The Company and the Independent Contractor are hereinafter sometimes referred to collectively as the “Parties” and individually as a “Party.”

WITNESSETH:

WHEREAS, the Company’s subsidiary lmmudyne PR, LLC has hired the Independent Contractor, and the Company wishes to issue a Bonus to the Independent Contractor in recognition for its excellent work, and

NOW, THEREFORE, for and in consideration of the mutual promises, covenants and obligations contained, the Company hereby agrees to issue a Bonus to the Independent Contractor, and the Independent Contractor hereby agrees to accept, the following:

1. Independent Contractor’s Duties and Term. Independent Contractor’s Contractual relationship with the Company shall continue under the Fulfillment Services Agreement, with an August 3, 2016 Effective Date.

2. Bonus. In recognition for excellent work, for all services rendered by Independent Contractor on behalf of the Company, and the covenants and agreements of Consultant set forth herein (including without limitation the covenant not to compete set forth in Section 8 hereof), the Company agrees to pay to Independent Contractor, and Independent Contractor agrees to accept, the following bonus:

(a)	50,000 shares of Common Stock of the Company upon the execution of this Agreement; and

(b)	Upon lmmudyne, Inc. achieving $4,000,000 in Pre-Tax Earnings, a ten year fully vested option for 62,500 shares of Common Stock of the Company, such shares purchasable or exercisable on a cashless basis at an exercise price of $0.25 (twenty-five cents) per share. “Pre-Tax Earnings” shall mean earnings of the Company determined prior to payment or deduction of federal or state income taxes, determined in accordance with generally accepted accounting principles, consistently applied. It is understood by the Parties that the total issuance (regarding this $4,000,000 milestone described above) is capped at a total of an option for 62,500 shares;

(d)	Upon lmmudyne, Inc. achieving $5,000,000 in Pre-Tax Earnings, a ten year fully vested option for another 62,500 shares of Common Stock of the Company, such shares purchasable or exercisable on a cashless basis at an exercise price of $0.25 (twenty-five cents) per share. It is understood by the Parties that the total issuance (regarding this $5,000,000 milestone described above) is capped at a total of an option for 62,500 shares;

(e)	Upon lmmudyne, Inc. achieving $6,000,000 in Pre-Tax Earnings, a ten year fully vested option for another 62,500 shares of Common Stock of the Company, such shares purchasable or exercisable on a cashless basis at an exercise price of $0.35 (thirty-five cents) per share. It is understood by the Parties that the total issuance (regarding this $6,000,000 milestone described above) is capped at a total of an option for 62,500 shares;

(f)	Upon lmmudyne, Inc. achieving $7,000,000 in Pre-Tax Earnings, a ten year fully vested option for another 62,500 shares of Common Stock of the Company, such shares purchasable or exercisable on a cashless basis at an exercise price of $0.35 (thirty-five cents) per share. It is understood by the Parties that the total issuance (regarding this $7,000,000 milestone described above) is capped at a total of an option for 62,500 shares;

(g)	If the Company is prevented from issuing any of options or the stock due to pending litigation, or for any other reason, then the expiration date(s) will commence (or recommence, if applicable) when the Company’s options or the stock relating thereto are no longer subject to current litigation, or any other contingency prohibiting the Company from issuing said options or stock. Additionally, if the Company should merge into or be acquired by another company, any options or stock not granted up to the date of merger or acquisition will be granted to and will be immediately exercisable by Independent Contractor on the business day immediately preceding the merger or acquisition at the respective exercise prices as described above ($0.25 or $0.35 per share), or the preceding average 30 day market price of the Company’s stock prior to the announcement of such merger or acquisition, whichever price is lower. If the effective day for establishing the exercise price for the options is a non- working day, the working day preceding such date shall be the effective date. All shares resulting from the exercise of options shall have the same rights as all other shares of the Company’s capital stock. Further, if the Company should split its stock prior to the granting or exercise of said options, then the options shall be split in a similar manner and the exercise price shall be adjusted to prevent any dilution or increase in Consultant’s interest in the Company’s stock once the options are granted or exercised. Lastly, Independent Contractor or his Estate will have the right to assign all his options. Independent Contractor’s options do not terminate with his death. The options may be exercised by his heirs and his assigns and their heirs.

2.	Covenants of Independent Contractor. For and in consideration of the above herein, Independent Contractor does hereby covenant, agree and promise that:

(a)	Independent Contractor will not actively engage, directly or indirectly, in any other business or venture that competes with the Company except at the direction or upon the written approval of the Company;

(b)	Independent Contractor will not engage, directly or indirectly, in the ownership, management, operation or control of, or employment by, any business of the type and character engaged in by the Company or any of its subsidiaries. Independent Contractor may make personal investments in public companies, such as those made through or recommended by a stock broker;

(c)	Independent Contractor will truthfully and accurately make, maintain and preserve all records and reports that the Company may from time to time reasonably request or require;

(d)	Independent Contractor will be loyal and faithful to the Company at all times, constantly endeavoring to improve Independent Contractor’s ability and knowledge of the business in an effort to increase the value of Independent Contractor’s services to the mutual benefit of the Parties;

(e)	Independent Contractor will make available to the Company any and all of the information of which Independent Contractor has knowledge relating to the business of the Company or any of the Company’s other subsidiaries and will make all suggestions and recommendations which Independent Contractor feels will be of benefit to the Company;

(f)	Independent Contractor will fully account for all money, records, goods, wares and merchandise or other property belonging to the Company of which Independent Contractor has custody, and will pay over and deliver the same promptly whenever and however he may be reasonably directed to do so;

(g)	Independent Contractor recognizes that during the course of time, Independent Contractor has had and will have access to, and that there has been, and will be disclosed to him, information of a proprietary nature owned by the Company, including but not limited to records, customer and supplier lists and information, pricing information, data, formulae, design information and specifications, inventions, processes and methods, which is of a confidential or trade secret nature, and which has great value to the Company and is a substantial basis and foundation upon which the business of the Company is predicated. Independent Contractor acknowledges that except for Independent Contractor’s work with the Company, Independent Contractor would not have had and would not have access to such information, and Independent Contractor agrees that any and all confidential knowledge or information which may have been or may be obtained by or disclosed to Independent Contractor in the course of Independent Contractor’s work with the Company, including but not limited to the information hereinabove set forth (collectively, the “Information”), will be held inviolate by Independent Contractor, that Independent Contractor will conceal the same from any and all other persons, including but not limited to competitors of the Company and its subsidiaries, and that Independent Contractor will not impart the Information or any such knowledge acquired by Independent Contractor in Independent Contractor’s work with (and for) the Company to anyone, either during Independent Contractor’s Contacts to the Company or thereafter, except to employees or agents of the Company and its subsidiaries on a strict need-to-know basis in the performance of their duties as employees or agents of the Company or one of its subsidiaries. Independent Contractor further agrees that during the term of this Agreement and thereafter, Independent Contractor will not use the Information in competing with the Company, or in any other manner to Independent Contractor’s benefit or to the detriment of the Company or its subsidiaries;

(h)	Independent Contractor understands and acknowledges that the securities of the Company are publicly traded and subject to the Securities Act of 1933 and the Securities Exchange Act of 1934. As a result, Independent Contractor acknowledges and agrees that (i) he is required under applicable securities laws to refrain from trading in securities of the Company while in possession of material nonpublic information and to refrain from. disclosing any material nonpublic information to anyone except as permitted by his Agreements in connection with the performance of Independent Contractor work, and (ii) he will not communicate to any person to whom he communicates any material nonpublic information that such information is material nonpublic information and that the trading and disclosure restrictions in clause (i) above also apply to such person.

4.	Covenant Not to Compete. The Independent Contractor recognizes that the Company has business good will and other legitimate business interests which must be protected, and therefore, the Independent Contractor agrees that during his working relationship with the Company, Independent Contractor will not, without the prior written consent of the Company, engage, directly or indirectly, in any business that competes with the Company or any of its subsidiaries in any territory in which the Company or any of its subsidiaries conducts business. It is mutually understood and agreed that if any of the provisions relating to the scope time or territory in this Section 4 are more extensive than is enforceable under applicable laws or are broader than necessary to protect the good will and legitimate business interests of the Company, then the Parties agree that they will reduce the degree and extent of such provisions by whatever minimal amount is necessary to bring such provisions within the ambit of enforceability under applicable law.

5.	Business Opportunities. For as long as the Independent Contractor shall have a working relationship with the Company and thereafter with respect to any business opportunities learned about during this time, the Independent Contractor agrees that with respect to any future business opportunity or other new and future business proposal which is offered to, or comes to the attention of, the Independent Contractor and which is in any way related to or connected with, the business of the Company or its affiliates, the Company shall have the right to take advantage of such business opportunity or other business proposal for its own benefit. The Independent Contractor agrees to promptly deliver notice to the President of the Company in writing of the existence of such opportunity or proposal, and the Independent Contractor may take advantage of such opportunity only if the Company does not elect to exercise its right to take advantage of such opportunity and if the pursuit thereof would not otherwise violate any provision of this Agreement.

6.	Notice. All notices and other communications hereunder shall be in writing and shall be deemed duly delivered (i) three business days after being received by registered or certified mail, return receipt requested, postage prepaid, or (ii) three business days after being sent for next business day delivery, fees prepaid, via a reputable nationwide overnight courier service, in the case of the Company, to its principal office address, and in the case of Independent Contractor, to Independent Contractor’s residence or business addressaddress as shown on the records of the Company, or may be given by personal delivery thereof.

7.	Severability. Whenever possible, each provision of this Agreement shall be interpreted in such manner as to be valid and enforceable under applicable law, but if any provision of this Agreement shall be invalid, unenforceable or prohibited by applicable law, then in lieu of declaring such provision invalid or unenforceable, to the extent permitted by law (a) the Parties agree that they will amend such provision to the minimal extent necessary to bring such provision within the ambit of enforceability, and (b) any court of competent jurisdiction may, at the request of either party, revise, reconstruct or reform such provision in a manner sufficient to cause it to be valid and enforceable.

8.	Force Majeure. Neither of the Parties shall be liable to the other for any delay or failure to perform hereunder, which delay or failure is due to causes beyond the control of said Party, including, but not limited to: acts of God; acts of the public enemy; acts of the United States of America or any state, territory or political subdivision thereof or of the District of Columbia; fires; floods; epidemics, quarantine restrictions; strike or freight embargoes.

9.	Authority to Contract. The Company warrants and represents that it has full authority to enter into this Agreement and to consummate the transactions contemplated hereby and that this Agreement is not in conflict with any other agreement to which the Company is a party or by which it may be bound. The Company hereto further warrants and represents that the individuals executing this Agreement on behalf of the Company have the full power and authority to bind the Company to the terms hereof and have been authorized to do so in accordance with the Company’s corporate organization.

10.	Mediation. In the event of any dispute arising under or pursuant to this Agreement, the Parties agree to attempt to resolve the dispute in a commercially reasonable fashion before instituting any arbitration or litigation (with the exception of emergency injunctive relief as set forth in Paragraph 8). If the Parties are unable to resolve the dispute within thirty (30) days, then the Parties agree to mediate the dispute with a mutually agreed upon mediator. If the Parties cannot agree upon a mediator within ten (10) days after either party shall first request commencement of mediation, each party will select a mediator within five (5) days thereof, and those mediators shall select the mediator to be used. The mediation shall be scheduled within thirty (30) days following the selection of the mediator. If the mediation does not resolve the dispute, then Paragraph 18 shall apply. The Parties further agree that any applicable statute of limitations will be tolled for the period of time from the date mediation is requested until 14 days following the mediation.

11.	Arbitration. Any and all disputes or controversies whether of law or fact and of any nature whatsoever arising from or respecting this Agreement shall be decided by arbitration by the American Arbitration Association in accordance with its Commercial Rules except as modified herein.

(a)	The arbitrator shall be elected as follows: in the event the Company and the Consultant agree on one arbitrator, the arbitration shall be conducted by such arbitrator. In the event the Company and the Consultant do not so agree, the Company and the Consultant shall each select one independent, qualified arbitrator and the two arbitrators so selected shall select the third arbitrator (the arbitrator(s) are herein referred to as the “Panel’’). The Company reserves the right to object to any individual arbitrator who shall be employed by or affiliated with a competing organization.

(b)	Arbitration shall take place in New York, NY, or any other location mutually agreeable to the Parties. At the request of either Party, arbitration proceedings will be conducted in the utmost secrecy; in such case all documents, testimony and records shall be received, heard and maintained by the arbitrators in secrecy, available for inspection only by the Company or the Consultant and their respective attorneys and their respective experts who shall agree in advance and in writing to receive all such information in secrecy until such information shall become generally known. The Panel shall be able to award any and all relief, including relief of an equitable nature, provided that punitive damages shall not be awarded. The award rendered by the Panel may be enforceable in any court having jurisdiction thereof.

(c)	Reasonable notice of the time and place of arbitration shall be given to all Parties and any interested persons as shall be required by law.

12.	Governing Law. This Agreement and the rights and obligations of the Parties shall be governed by and construed and enforced in accordance with the substantive laws (but not the rules governing conflicts of laws) of the State of New York.

13.	Multiple Counterparts. This Agreement may be executed in multiple counterparts each of which shall be deemed to be an original but all of which together shall constitute but one instrument.

EXECUTED as of the day and year first above set forth.

IMMUDYNE, INC.		INDEPENDENT CONTRACTOR

By:	/s/ Mark McLaughlin	/s/ Brian Schreiber

	Mark McLaughlin	Brian Schreiber

	President	BV Global Fulfillment, LLC